SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

11 January 2011

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 11 January 2011 re:  Director/PDMR Shareholding

 11 January 2011

Lloyds Banking Group plc (the "Company")

Notification of transactions by persons discharging managerial responsibilities

On 11 January 2011, the Company was notified that on 10 January 2011 the following shares were acquired for the under-mentioned individuals by Equiniti Corporate Nominees Limited AESOP1 account at 66 pence per ordinary share, under the Lloyds Banking Group Share Incentive Plan:

Name of individual	Partnership	Matching
Mr J E Daniels	188	45
Mr A G Kane	188	45
Ms A S Risley	188	45
Mrs C F Sergeant	188	45
Mr G T Tate	188	45
Mr T J W Tookey	188	45
Mrs H A Weir	188	45

The notification relates to transactions notified to Lloyds Banking Group plc by the Company's registrar, which handles administrative arrangements relating to the Lloyds Banking Group Share Incentive Plan, in accordance with paragraph 3.1.4 (1)(a) of the United Kingdom Listing Authority Disclosure Rules and Transparency Rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: M D Oliver

                                                                                                                                                 Name: M D Oliver

                                                                                                                                                 Title: Director of Investor Relations

Date:  11 January 2011